October 29, 2024

John Terwilliger
Chief Executive Officer and President
Houston American Energy Corp.
801 Travis, Suite 1425
Houston, TX 77002

        Re: Houston American Energy Corp.
            Registration Statement on Form S-3
            Filed October 22, 2024
            File No. 333-282778
Dear John Terwilliger:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Samuel E. Whitley, Esq., of Whitley LLP Attorneys at Law